enewmedia

e-New Media Company Limited

03037928

20 November 2003

SEC FILE NO. 82-5101

VIA DHL

The Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED NOV 21 2003 WASH., D.C. 188

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's interim results announcement for the six months ended 30 June 2003, dated 5 September 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 8 September 2003; and

2. The Company's 2003 interim report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED

Yvonne Cheng
Company Secretary

dw 12/4

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

Interim Results Announcement for the six months ended 30 June 2003

Board of Directors (the "Board") of e-New Media Company Limited (the pany") announces the unaudited consolidated interim results of the pany and its subsidiaries (the "Group") for the six months ended 30 June together with unaudited comparative figures for the corresponding period 02.

SOLIDATED INCOME STATEMENT THE SIX MONTHS ENDED 30 JUNE 2003 - UNAUDITED
essed in Hong Kong dollars)

	Note	Six months ended 30 June 2003 $'000	2002 $'000
over	2	54,519	73,011
of sales		(16,252)	(55,870)
s profit		38,267	17,141
r revenue		907	2,734
r net loss		(666)	(18,763)
ng and administrative expenses		(33,032)	(42,587)
r operating expenses		(6,683)	(8,130)
from operations	2	(1,207)	(49,605)
nce costs	3	(518)	(1,354)
e of profits less losses of ssociates		(1,973)	24
from ordinary activities efore taxation	3	(3,698)	(50,935)
tion	4	5	47
from ordinary activities after axation		(3,693)	(50,888)
rity interests		19	—
for the period attributable to areholders		(3,674)	(50,888)
per share			
ic and diluted	5	(0.22) cents	(3.08) cents

Basis of preparation

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKSA.

The same accounting policies as adopted in the 2002 annual financial statements have been applied to the interim financial report, except for the adoption of SSAP 12 (revised) "Income taxes" issued by the HKSA.

In prior years, deferred tax liabilities were provided using the liability method in ...

3. **Loss from ordinary activities before taxation**

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2003 $'000	2002 $'000
Amortisation of goodwill	938	907
Depreciation	5,731	6,442
Dividend income	(3,227)	(1,259)
Interest income	(3,826)	(6,064)
Interest on borrowings	518	1,354
Net exchange loss/(gain)	314	(336)
Net loss on disposal of fixed assets	8	44
Net realised and unrealised loss on investments in securities	658	18,721

4. **Taxation**

Taxation included in the consolidated income statement represents reversal of overseas taxation over-provided in prior years.

No provision for current taxation has been made in the consolidated income statement for the six months ended 30 June 2003 as the Company and its subsidiaries either had tax losses for the period or had tax losses brought forward which were sufficient to offset the taxable profits for the period ended 30 June 2003.

No provision for deferred taxation has been made in the consolidated income statement for the six months ended 30 June 2003 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences as at 30 June 2003.

5. **Loss per share**

(a) ***Basic loss per share***

The calculation of basic loss per share is based on the loss attributable to shareholders of $3,674,000 (2002: $50,888,000) and the number of 1,650,658,000 (2002: 1,650,658,000) ordinary shares in issue during the period.

(b) ***Diluted loss per share***

The potential issue of ordinary shares in connection with the Company's share options would not give rise to an increase in loss per share and therefore had no dilutive effect on the calculation of the diluted loss per share.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS AND OVERVIEW

The Group recorded turnover of HK$54,519,000 for the first half of the year and reported an after-tax loss of HK$3,674,000. The reported loss represents a 92.8% decrease when compared with the trading result of the corresponding period in 2002.

The first half of 2003 witnessed events that significantly affected the already sluggish recovery of the global economy. The Iraq War, the outbreak of the Severe Acute Respiratory Syndrome ("SARS") and the weakening of the US dollar all made their marks. Turnover of the Group received much impact and resulted in a 25% reduction. Faced with these challenges, the Group has implemented and continues to exercise stringent cost controls, re-structured the core business divisions and is able to present, under such adverse trading environment, an improved trading result.

As for the second half of the year, the Group ...

Genovate has in the pipeline a range of new drug products. The newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for treatment of lupus, received an approvable letter from the US FDA in August 2002. Subject to a successful confirmatory clinical trial, the market launch of the product is expected to be in 2004. "Genetaxyl" is an improved version of Paclitaxel developed by Genovate for treatment of breast cancer. The drug has received approval licence in Taiwan in January 2003 and is ready for launch in the Taiwan market. In addition, two drug products have completed clinical studies in Taiwan, they include Propiverine ("PPV"), a generic drug for urinary incontinence and Glipizide-Slow Release ("GSR"), a new formulation generic drug for treatment of diabetes. Both products are expected to obtain approval licences in Taiwan in 2003.

TELECOMMUNICATIONS INCLUDING INTERNATIONAL PREMIUM RATE SERVICES ("IPRS")

Excess capacity and difficult trading conditions remain the norm in this industry worldwide. Our geographical spread has not buffered us from this business reality.

Management has largely completed an extensive restructuring and cost-savings exercise while preserving core business areas mentioned in the 2002 Annual Report. Management is evaluating the business solutions available to increase the business volumes and continues to source new ventures in the market.

The Group is beginning to see results from its efforts in collecting outstanding and overdue payments from final transit carriers and indeed, a sum of US$3.3 million (HK$25,572,000) was collected in July 2003 after lengthy and on-going negotiation. Reflected in the turnover for the reporting period, the amount received represents traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility. The Group will continue its efforts in this direction.

OTHER INVESTMENTS

ChinaPay.com Holdings Limited ("ChinaPay")

During the reporting period, the Group has successfully concluded a purchase agreement, via a wholly owned subsidiary, with ChinaPay. Under the purchase agreement, the Group, via a wholly owned subsidiary, is to acquire 666,667 shares (representing approximately 7% of the enlarged shares capital) of the investee company at a consideration of US$1,000,000 (HK$7,780,000).

ChinaPay is involved in the development of an electronic payment system and services in the People's Republic of China ("PRC") through a 49/51 Joint Venture (ChinaPay e-Payment Service Company Limited) with China UnionPay.

Beijing Smartdot Technologies Company Limited ("Smartdot")

Smartdot was affected by SARS but managed to generate in the first 6 months of 2003 turnover of about Rmb 6.4M. The result was badly affected particularly during the second quarter of 2003. It is expected that the revenue will pick up in the second half of 2003.

Shanghai ENM Telecom & Technologies Limited ("ENMTT")

This PRC company, in which the Group owns a 75% interest, was formed on 7 April 2003. ENMTT focuses on wireless telecommunications business in the PRC market. At present, it cooperates with China Mobile Shanghai in marketing and distributing the GPRS PC card in Shanghai. Management anticipate that this company would be a stepping-stone for the Group to extend its core business - value-added telecommunications services in the PRC market.

LIQUIDITY AND FINANCIAL POSITION

The Group had a solid financial position with a cash and deposit holding of HK$637,508,000. As at 30 June 2003, the Group's total borrowings stood at HK$63,231,000 (31 December 2002: HK$63,651,000) with HK$55,947,000 (31 ...

Notes:

1. **Basis of preparation**

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKSA.

The same accounting policies as adopted in the 2002 annual financial statements have been applied to the interim financial report, except for the adoption of SSAP 12 (revised) "Income taxes" issued by the HKSA.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with SSAP 12 (revised), the Group adopted a new policy for deferred tax.

Under the revised SSAP 12, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The adoption of the revised SSAP 12 has no material effect on the Group's results and net assets for the current or the prior period.

2. **Segmental information**

The principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period were as follows:

Principal activities

	Group turnover Six months ended 30 June		Contribution to loss from operations Six months ended 30 June	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Provision of telecommunications and data bureau services*	39,190	53,602	9,095	(22,598)
Recreational club operation	10,455	12,086	(5,297)	(5,240)
Investment holding and trading of securities	4,874	7,323	(4,032)	(18,906)
Provision of e-commerce enabling technologies	—	—	(34)	(643)
	54,519	73,011	(268)	(47,387)
Other group expenses			(939)	(2,218)
			(1,207)	(49,605)

Geographical locations of operations

	Group turnover Six months ended 30 June	
	2003	2002
	$'000	$'000
Hong Kong Special Administrative Region ("HKSAR")	14,029	18,616
The People's Republic of China (excluding HKSAR)	1,672	1,734
Japan	499	18,695
Other Asia Pacific regions	1,677	2,972
Europe	8,638	27,160
North America	27,969	2,575
Others	35	1,259
	54,519	73,011

* Included in turnover from the provision of telecommunications and data bureau services for the six months ended 30 June 2003 is a sum of $25,572,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS AND OVERVIEW

The Group recorded turnover of HK$54,519,000 for the first half of the year and reported an after-tax loss of HK$3,674,000. The reported loss represents a 92.8% decrease when compared with the trading result of the corresponding period in 2002.

The first half of 2003 witnessed events that significantly affected the already sluggish recovery of the global economy. The Iraq War, the outbreak of the Severe Acute Respiratory Syndrome ("SARS") and the weakening of the US dollar all made their marks. Turnover of the Group received much impact and resulted in a 25% reduction. Faced with these challenges, the Group has implemented and continues to exercise stringent cost controls, re-structured the core business divisions and is able to present, under such adverse trading environment, an improved trading result.

As for the second half of the year, the Group is conservatively optimistic and will remain prudent in the preservation of liquidity and maintaining stringency in cost control. The Group will continue its efforts to identify value-added investments with the objective to further enhance the Group's performance of existing operations.

CLUB MANAGEMENT

Shanghai

During the "SARS" period, the Club experienced a significant drop in its sales and cost reduction programs (such as the no pay leave policy) were immediately put in place in order to contain costs to a more acceptable level. When the situation improved, the business started to recover steadily in July, with occupancy rate rebounding by 80% towards the end of August and continuing to improve.

In June this year, the Club signed a sub-contracting agreement with Shanghai Landis Hospitality Management Co. Ltd. ("SLHM"), a hotel management company based in Shanghai. With funding provided by SLHM, the clubhouse will undertake a major renovation to convert into a 4-Star hotel by next year. With the continuation of economic growth and the high demand of hospitality service in Shanghai, management anticipates that this sub-contracting business plan would be a turning point in the Club's operation.

Hong Kong

As with its sister club in Shanghai, the Club in Hong Kong saw its business performance severely affected by SARS, especially in the months of March and April. Revenue for the Club declined both from operations and subscription fee collection. Likewise, various cost reduction measures were immediately put in place to reduce costs. A slight improvement was witnessed in June when Food & Beverage sales and room sales climbed back up to a more stable level. Different sales promotion and marketing activities are being introduced to enhance trading in an intensely competitive market and the bottom line figures for the reporting period improved slightly when compared to that of the corresponding period in 2002.

The relaxation on travel restrictions for tourism and the recent announcement that individual travellers would be allowed across the border will definitely benefit the Club's business and the Club is looking forward to a more rewarding trading environment and healthy improvement in its business activities in the second half of 2003.

BIO - MEDICAL

Cardima Inc. ("Cardima")

Listed on NASDAQ and based in California, Cardima is developing an innovative micro-catheter, Revelation Tx microcatheter system, for treatment of atrial fibrillation (irregular heartbeat), which afflicts an estimated 4.5 million individuals worldwide.

In a meeting in May 2003, the US Food and Drug Administration's ("US FDA") Circulatory System Device Panel ("Panel") expressed the view that the data submitted by Cardima for the Pre-Market Approval ("PMA") application of Revelation Tx microcatheter system was not sufficient to support the approval. The Panel provided the US FDA and Cardima with several suggestions on how to possibly re-examine the existing data or how to collect more data on existing patients.

Cardima intends to re-submit its application for PMA with analyses and fresh data which its senior management feel will strengthen its position and increase the likelihood of a favourable outcome.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan. 2003 turnover of about Rmb 6.4M. The result was badly affected particularly during the second quarter of 2003. It is expected that the revenue will pick up in the second half of 2003.

Shanghai ENM Telecom & Technologies Limited ("ENMTT")

This PRC company, in which the Group owns a 75% interest, was formed on 7 April 2003. ENMTT focuses on wireless telecommunications business in the PRC market. At present, it cooperates with China Mobile Shanghai in marketing and distributing the GPRS PC card in Shanghai. Management anticipate that this company would be a stepping-stone for the Group to extend its core business - value-added telecommunications services in the PRC market.

LIQUIDITY AND FINANCIAL POSITION

The Group had a solid financial position with a cash and deposit holding of HK$637,508,000. As at 30 June 2003, the Group's total borrowings stood at HK$63,231,000 (31 December 2002: HK$63,651,000) with HK$55,947,000 (31 December 2002: HK$56,427,000) repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowings with total equity, was 6.7% at the interim period end date (31 December 2002: 6.7%). The current ratio at 30 June 2003 was 5.5 times (31 December 2002: 5.4 times).

As at 30 June 2003, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

In the reporting period, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$6,110,000 (31 December 2002: US$6,110,000) and corporate guarantees were given to bankers to secure short term loans and other general banking facilities to the extent of US$6,110,000 as at 30 June 2003 (31 December 2002: US$6,110,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 214 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

CONTINGENT LIABILITIES

One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has raised a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. In the meantime, no provision has been made in the financial statements in connection with these claims.

AUDIT COMMITTEE

The Group's Audit Committee comprises two independent non-executive directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2003 in compliance with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules except that the independent non-executive directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Stock Exchange's website in due course.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 5 September 2003

Hong Kong Economic Times, 8 September 2003

enewmedia
安寧數碼科技有限公司
(於香港註冊成立之有限公司)

截至二零零三年六月三十日止六個月
中期業績公佈

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合中期業績，連同二零零二年同期之未經審核比較數字。

綜合收益表
截至二零零三年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零三年 千元	 二零零二年 千元
營業額	2	54,519	73,011
銷售成本		(16,252)	(55,870)
毛利		38,267	17,141
其他收益		907	2,734
其他虧損淨額		(666)	(18,763)
銷售及行政費用		(33,032)	(42,587)
其他經營費用		(6,683)	(8,130)
經營虧損	2	(1,207)	(49,605)
融資成本	3	(518)	(1,354)
應佔聯營公司溢利減虧損		(1,973)	24
經常業務除稅前虧損	3	(3,698)	(50,935)
稅項	4	5	47
經常業務除稅後虧損		(3,693)	(50,888)
少數股東權益		19	–
股東應佔期內虧損		(3,674)	(50,888)
每股虧損			
一基本及攤薄	5	(0.22)仙	(3.08)仙

1 **編製基準**

本中期財務報告乃未經審核，惟畢馬威會計師事務所已根據香港會計師公會(「香港會計師公會」)頒佈之《核數準則》第700號「中期財務報告之審閱」進行審閱。本中期財務報告乃根據香港聯合交易所有限公司主板上市規則之規定編製而成，包括符合香港會計師公會頒佈之《會計實務準則》(「會計實務準則」)第25號「中期財務報告」。

除採納香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得稅」外，本中期財務報告與二零零二年財務報表均採用相同之會計政策。

於往年度，遞延稅項負債乃以負債法，就會計及稅務處理收益及支出而產生之所有重大時差，按可能於可預見未來變現之稅項影響作出撥備。遞延稅項資產僅在毫無疑問可實現時予以確認。由二零零三年一月一日起，為符合會計實務準則第12號(經修訂)之規定，本集團採納了新遞延稅項會計政策。

根據經修訂之會計實務準則第12號，所有遞延稅項負債及所有遞延稅項資產(惟只限於將來可能有足夠應課稅溢利用作抵銷)均予以確認。採納經修訂會計實務準則第12號，對本集團於本期間或前期間之業績及資產淨值，並無構成重大影響。

2 **分類資料**

於財務期間內，本公司及其附屬公司之業務按主要活動及經營地區劃分如下：

主要活動

	集團營業額 截至六月三十日止六個月 二零零三年 千元	 二零零二年 千元	經營虧損之貢獻 截至六月三十日止六個月 二零零三年 千元	 二零零二年 千元
提供電訊及數據服務*	39,190	53,602	9,095	(22,598)
經營俱樂部	10,455	12,086	(5,297)	(5,240)
投資控股及證券買賣	4,874	7,323	(4,032)	(18,906)
提供電子商貿技術	–	–	(34)	(643)
	54,519	73,011	(268)	(47,387)

於本年六月，俱樂部與一家上海酒店管理公司上海麗緻育樂經營管理有限公司(「上海麗緻」)簽署一項承包協議。在上海麗緻提供資金下，俱樂部將於來年改建為一間四星級酒店。基於經濟持續增長，加上上海對住宿服務需求龐大，故管理層預期，是項承包業務計劃將成為俱樂部業務發展之轉捩點。

香港

香港俱樂部之業務表現，如上海俱樂部般受到SARS之嚴重影響，尤以三月及四月為甚。俱樂部來自營運及會員收費之收益，均見下降。一如上海俱樂部，香港俱樂部亦立即採取多種削減成本措施，以減低成本。六月之業績已見輕微改善，食品及餐飲銷量，以及房間入住率均回升至較穩定水平。面對競爭激烈之市場，俱樂部已推出不同銷售宣傳及市場推廣活動以提升業務。本呈報期間之業績，較二零零二年同期有輕微改善。

放寬旅遊限制，加上最近宣佈個人旅客獲准過境，對俱樂部之業務絕對有利。因此，俱樂部展望於二零零三年下半年，營運環境會帶來更可觀回報，且業務會穩步上揚。

生物醫藥

Cardima Inc.(「Cardima」)

Cardima於納斯達克上市，以加利福尼亞洲為基地，現正開發用於治療心房纖維性顫動(心律不規則)(估計全球有4,500,000名病患者)之新穎微型導管，即Revelation Tx微型導管系統。

於二零零三年五月舉行之會議上，美國食品及藥物管理局(「美國食品及藥物管理局」)之Circulatory System Device Panel(「小組」)表示，Cardima就Revelation Tx微型導管系統而提出推出市場前批核(「PMA」)之申請未有足夠資料支持批核。小組向美國食品及藥物管理局及Cardima提供若干建議，例如如何重新審查現有數據，或如何收集更多有關現有病患者之數據。

Cardima擬利用資料分析及新數據，重新提出有關PMA之申請。Cardima之高級管理層認為，該等資料分析及新數據將加強Cardima申請批核之理據，提高獲得理想結果之可能性。

健亞生物科技有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新配方、為當地及國際藥物公司進行臨床試驗、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genelabs Technologies及健亞合作開發，用於治療紅斑狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」之改良配方。該藥物於二零零三年一月已獲台灣頒發批核許可證，並可隨時推出台灣市場。此外，有兩種藥品已於台灣完成臨床研究，包括，治療尿失禁之普藥Propiverine(「PPV」)及新配方治療糖尿病之普藥Glipizide-Slow Release(「GSR」)。預期該兩種產品可於二零零三年在台灣獲取批核許可證。

電訊(包括國際電訊增值服務)(「IPRS」)

這行業於全球各地仍存在資源過剩以及營運艱難之情況。本集團於此業務發展之地區性分佈仍未能減低在這實際情況下所面對之問題。

管理層已完成大部份大規模重組及節省成本等事宜，同時亦維持經營二零零二年年報所述之核心業務。管理層正在評估可增加營業額之業務方案，並繼續在市場物色新商機。

本集團在向最終轉駁電訊公司追收未支付及已逾期之款項上所付出之努力，漸見成效。經過長時間不斷磋商後，於二零零三年七月收回3,300,000美元(25,572,000港元)金額。所收取之款項，屬於過往年度所賺取之傳送量收益，已反映於本呈報期間之營業額內。由於未知能否收取該款項，故並未於過往年度確認為收益。本集團將繼續向著這方面努力。

其他投資

提供電子商貿技術	–	–	(34)	(643)
	54,519	73,011	(268)	(47,387)
其他集團開支			(939)	(2,218)
			(1,207)	(49,605)

經營地區

	集團營業額	
	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	千元
香港特別行政區(「香港特區」)	14,029	18,616
中華人民共和國(不包括香港特區)	1,672	1,734
日本	499	18,695
其他亞太地區	1,677	2,972
歐洲	8,638	27,160
北美洲	27,969	2,575
其他	35	1,259
	54,519	73,011

* 一筆從最終轉駁電訊公司收回之款項25,572,000元，屬於過往年度所賺取之傳送量收益，已反映於提供電訊及數據服務業務截至二零零三年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

3 **經營業務除稅前虧損**

經常業務除稅前虧損已扣除╱(計入)下列各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	千元
商譽攤銷	938	907
折舊	5,731	6,442
股息收入	(3,227)	(1,259)
利息收入	(3,826)	(6,064)
借貸利息	518	1,354
滙兌虧損╱(收益)淨額	314	(336)
出售固定資產之虧損淨額	8	44
證券投資之已變現及未變現虧損淨額	658	18,721

4 **稅項**

綜合收益表之稅項，為撥回過往年度超額撥備之海外稅項。

由於本公司及其附屬公司於本期間有稅務虧損，或由於承前稅務虧損已足以抵銷截至二零零三年六月三十日止期間之應課稅溢利，故於截至二零零三年六月三十日止六個月之綜合收益表內，並無作出利得稅之撥備。

由於本公司及其附屬公司有承前稅務虧損，足以抵銷於二零零三年六月三十日之應課稅暫時性差額，故於截至二零零三年六月三十日止六個月之綜合收益表內，並無作出遞延稅項之撥備。

5 **每股虧損**

(a) *每股基本虧損*

每股基本虧損乃根據股東應佔虧損3,674,000元(二零零二年：50,888,000元)及期內已發行普通股1,650,658,000股(二零零二年：1,650,658,000股)計算。

(b) *每股攤薄虧損*

由於行使本公司購股權之潛在發行普通股，不會造成每股虧損增加，因此對每股攤薄虧損之計算並無攤薄影響。

中期股息

董事並不建議就呈報期間派發中期股息。

管理層討論及分析

業績及概覽

本集團於本年度上半年錄得營業額54,519,000港元，除稅後虧損為3,674,000港元。所錄得之虧損，較二零零二年同期之營運業績減少92.8%。

於二零零三年上半年發生之重大事件，嚴重影響了早已停滯不前之全球經濟復甦步伐。伊拉克戰爭、嚴重急性呼吸系統綜合症(「SARS」)爆發，以及美元疲弱，均留下深遠影響。本集團之營業額亦受到不少影響，減少了25%。面對種種挑戰，本集團已實施並持續執行嚴謹之成本控制，以及重組各核心業務，故在如此不利之營商環境下，營運業績仍能獲得改善。

本集團對於本年度下半年抱審慎樂觀態度，並會依舊審慎地保持流動資金能力，以及繼續嚴謹控制成本。為進一步提高現時業務業績表現，本集團將不斷努力物色具增值潛力之投資機會。

俱樂部管理

上海

於爆發「SARS」期間，俱樂部之銷售額大幅下降。本集團為了將成本控制到較可接受水平，故立即實行削減成本措施，例如無薪假期政策。當情況有所改善時，業務於七月開始穩定地恢復過來，入住率於八月底回升至80%，並持續改善。

繼續向著這方面努力。

其他投資

ChinaPay.com Holdings Limited(「ChinaPay」)

於呈報期間內，本集團透過一家全資附屬公司，成功與ChinaPay完成一項購買協議。根據該購買協議，本集團透過一家全資附屬公司，認購該獲投資公司之666,667股股份(相當於經擴大股本約7%)，代價為1,000,000美元(即7,780,000港元)。

ChinaPay透過一家合營企業上海銀聯電子支付服務有限公司(ChinaPay與中國銀聯股份有限公司分別擁有其49%及51%權益)，於中華人民共和國(「中國」)從事開發電子繳費系統及服務。

北京慧點科技開發有限公司(「慧點」)

慧點之業務受到SARS所影響，仍能在二零零三年上半年錄得營業額約人民幣6,400,000元。慧點之業績因此受到重大影響，尤以二零零三年第二季為甚。預期於二零零三年下半年，慧點之營業額會回復正常水平。

上海安電通訊科技發展有限公司(「上海安電」)

上海安電為一間於二零零三年四月七日於中國成立之公司(本集團擁有其75%權益)，致力於中國市場從事無線電訊業務。目前，上海安電與上海移動通信有限責任公司於上海，合作向市場推廣及分銷GPRS無綫上網卡。管理層預期該公司將成為本集團拓展其核心業務－於中國市場提供增值電訊服務之踏腳石。

流動資金及財務狀況

本集團之財務狀況穩健，持有637,508,000港元現金及存款。於二零零三年六月三十日，本集團之借貸總額為63,231,000港元(二零零二年十二月三十一日：63,651,000港元)，其中55,947,000港元(二零零二年十二月三十一日：56,427,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即本集團之借貸總額與股東權益總額之比率)為6.7%(二零零二年十二月三十一日：6.7%)。於二零零三年六月三十日之流動比率為5.5倍(二零零二年十二月三十一日：5.4倍)。

於二零零三年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兌差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

於呈報期間，本集團並無以任何金融工具作對沖用途。

資產抵押

本集團於二零零三年六月三十日抵押其定期存款6,110,000美元(二零零二年十二月三十一日：6,110,000美元)及向銀行提供公司擔保，作為取得金額達6,110,000美元(二零零二年十二月三十一日：6,110,000美元)之短期貸款及其他一般銀行融資之抵押。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用214名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

或然負債

於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。因此，並無於財務報表內就該等索償作任何撥備。

審核委員會

本集團之審核委員會由兩名獨立非執行董事組成，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

遵守最佳應用守則

概無董事知悉任何資料，足以合理地顯示本公司於截至二零零三年六月三十日止六個月內任何期間，未有遵守上市規則附錄十四所載之最佳應用守則(「守則」)，惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。

於聯交所網站披露資料

香港聯合交易所有限公司證券上市規則附錄十六第46(1)至46(6)段規定之所有資料，將於適當時候在聯交所網站刊登。

承董事會命
行政總裁
吳智明

香港，二零零三年九月五日